UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Emex Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   420323 20 6
                                 (CUSIP Number)

     David H. Peipers                          Kronish Lieb Weiner & Hellman LLP
     Thorn Tree Resources LLC                  Attn: Ralph J. Sutcliffe, Esq.
     888 Seventh Avenue, Suite 1608            1114 Avenue of the Americas
     New York, New York 10022                  New York, New York  10036
     212-489-2288                              212-479-6170

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D (Amendment 2)

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CUSIP No. 420323 20 6                                          Page 2 of 7 Pages
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1     NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thorn Tree Resources LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, AF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        5,644,201 (see also Item 6)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               5,644,201 (see also Item 6)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        12,257,102
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,901,303
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      57.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                           SCHEDULE 13D (Amendment 2)

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CUSIP No. 420323 20 6                                          Page 3 of 7 Pages
---------------------                                          -----------------

      This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D (as amended, the "Schedule 13D"), filed by Thorn Tree Resources LLC (the "Reporting Person") with the Securities and Exchange Commission ("SEC") on November 1, 2000, as amended on October 26, 2002 and April 22, 2002. Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

      The percentages used herein are calculated based on the 25,759,929 shares of common stock of Emex Corporation (the "Company"), $.01 par value per share (the "Common Stock"), reflected as being issued and outstanding as of April 26, 2002 in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2002.

Item 3. Source and Amount of Funds or Other Consideration.

      The June Financing (as defined below) by the Reporting Person to the Company pursuant to the June Note (as defined below) is for up to a maximum aggregate principal amount of $15,232,308.25. The amount outstanding as of June 4, 2002 of $10,173,153.70 was loaned by Ms. Dorothy D. Eweson to the Reporting Person, and the Reporting Person may borrow up to an additional $5.0 million to cover the Reporting Person's advances to the Company through December 31, 2002 under the terms of the June Financing.

Item 4. Purpose of the Transaction.

      The June Financing was consummated to provide working capital funds to the Company.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 17,901,303 shares, or 57.0%, of the outstanding Common Stock. Such aggregate number of shares of Common Stock includes (i) 12,257,102 shares of Common Stock; (ii) up to 4,423,110 shares of Common Stock that the Reporting Person would own upon conversion of principal of $10,173,153.70 outstanding under the June Note as of June 4, 2002 at the initial conversion price of $2.30 per share of Common Stock;
            (iii) 1,190,191 shares of Common Stock issuable to the Reporting Person under the October Warrants, the January Warrants, the February Warrants, the May Warrants and the June Warrants (as defined below); and (iv) 30,900 shares of Common Stock that the Reporting Person had the right to receive from the Company in the form of dividends from its ownership of certain warrants in December 2001 and February 2002.

      (b) The Reporting Person has the sole power to vote 5,644,201 shares of Common Stock, sole power to dispose of 5,644,201 shares of Common Stock and shared power to dispose of 12,257,102 shares of Common Stock.

      (c) On June 4, 2002, the Reporting Person entered into the June Financing (as defined below) pursuant to which it received (i) the June Note in the aggregate principal amount of up to $15,232,308.25, of which $10,173,153.70 was outstanding as of June 4, 2002, which outstanding principal is convertible into 4,423,110 shares of Common Stock at the initial conversion price of $2.30 per share of Common Stock, and (ii) warrants to purchase 416,666 shares of Common Stock under the June Warrants (as defined below).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On October 17, 2001, the Company issued to the Reporting Person warrants (the "October Warrants") to

                           SCHEDULE 13D (Amendment 2)

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CUSIP No. 420323 20 6                                          Page 4 of 7 Pages
---------------------                                          -----------------

purchase 500,000 shares of Common Stock exercisable at any time until October 17, 2007 at an exercise price equal to $7.00 per share of Common Stock, subject to certain anti-dilution adjustments. On January 23, 2002, the Company issued to the Reporting Person warrants (the "January Warrants") to purchase 53,525 shares of Common Stock exercisable at any time until January 23, 2007 at an exercise price equal to $3.01 per share of Common Stock, subject to certain anti-dilution adjustments. On February 11, 2002, the Company issued to the Reporting Person warrants (the "February Warrants") to purchase 170,000 shares of Common Stock exercisable at any time until February 11, 2007 at an exercise price equal to $3.00 per share of Common Stock, subject to certain anti-dilution adjustments. On May 1, 2002, the Company issued to the Reporting Person warrants (the "May Warrants") to purchase 50,000 shares of Common Stock exercisable at any time until May 1, 2007 at an exercise price equal to $2.57 per share of Common Stock, subject to certain anti-dilution adjustments.

      On June 12, 2002, the Reporting Person entered into a financing arrangement (the "June Financing") with the Company pursuant to which, on the terms and conditions contained in the June Note, the Company executed an Amended and Restated Secured Grid Accretion Note, effective as of June 4, 2002 (the "June Note"), in favor of the Reporting Person, which is secured by all the assets of the Company and its subsidiaries pursuant to an Amended and Restated General Security Agreement (Floating Lien), dated as of June 4, 2002 (the "Security Agreement"), between the Reporting Person and the Company. The June Note amends and restates in their entirety, and refinances and incorporates, (i) the terms of the loans made by the Reporting Person to the Company from April to June 2001 in the principal amount of $1,085,040 plus accrued interest to June 4, 2002 of $74,392.19; (ii) the Secured Grid Note dated as of October 17, 2001 in the principal amount of $6,000,000 plus accrued interest to June 4, 2002 of $354,886.06; (iii) the Secured Grid Note dated as of January 23, 2002 in the principal amount of $628,000 plus accrued interest to June 4, 2002 of $16,634.82; (iv) the Secured Grid Note dated as of February 11, 2002 in the principal amount of $2,034,100 plus accrued interest to June 4, 2002 of $39,255.18; and (v) the Secured Note dated as of May 1, 2002 in the principal amount of $600,000. The aggregate outstanding principal amount of the June Note as of June 4, 2002 was $10,173,153.70. Under the June Financing, the Reporting Person has agreed to fund certain cash requirements of the Company through the end of 2002 up to $5.0 million, subject to the Reporting Person's reasonable discretion and certain other conditions with respect to each requested advance. On the last business day of each month, the aggregate amount of interest that shall have accrued during such month on the principal amount then outstanding shall be added to the principal amount of the June Note. The outstanding principal amount of the loan accrues interest at the rate reported as the "prime rate" in the East Coast Edition of the Wall Street Journal as of the first day of each 365-day period plus 4.0% percent per annum. All outstanding principal and interest under the June Note are due on June 4, 2007. The outstanding balance under the June Note may be prepaid by the Company at any time without penalty.

      The terms of the June Note allow the Reporting Person to elect, in its sole discretion, to convert at any time some or all of the principal amount outstanding under the June Note and any accrued interest thereon into shares of Common Stock at a price equal to $2.30 per share of Common Stock, subject to certain anti-dilution adjustments. If the Reporting Person converts the principal of the June Note outstanding as of June 4, 2002, excluding accrued interest, into shares of Common Stock, it would receive 4,423,110 shares of Common Stock. If the entire principal of the June Note is borrowed by the Company, and the Reporting Person converts such entire principal, excluding accrued interest, into shares of Common Stock, it would receive 2,199,632 additional shares of Common Stock. Over the term of the June Note, based on current interest rates and other assumptions regarding the timing and amount of the future borrowing by the Company pursuant to the June Financing, approximately $5.4 million will accrue in interest on the entire principal amount, which can be converted, in whole or in part, in the discretion of the Reporting Person, into approximately 2,349,516 additional shares of Common Stock. In connection with the June Financing, the Company issued to the Reporting Person warrants

                           SCHEDULE 13D (Amendment 2)

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CUSIP No. 420323 20 6                                          Page 5 of 7 Pages
---------------------                                          -----------------

(the "June Warrants") to purchase 416,666 shares of Common Stock exercisable at any time until June 4, 2007 at an exercise price of $1.15 per share of Common Stock, subject to certain anti-dilution adjustments.

      The terms of the June Note provide that the Company and its subsidiaries will not perform the following actions: (i) liquidate or dissolve; (ii) sell, transfer, lease or other otherwise dispose of, or grant options, warrants or other rights with respect to, its property or assets; (iii) purchase, redeem or retire or make any dividend or distribution on account of any outstanding equity and/or debt securities of the Company, other than splitups or reclassifications of such capital stock into additional or other shares of capital stock; (iv) create, incur, assume or suffer to exist any indebtedness, with certain exceptions; (v) create, incur, assume or suffer to exist any mortgage, pledge, hypothecation, assignment, security interest, encumbrance, lien, preference, priority or other security agreement or preferential arrangement of any kind on its property, revenues or assets, with certain exceptions; (vi) purchase, own, invest in or otherwise acquire, directly or indirectly, any stock or other securities or make or permit to exist any investment or capital contribution or acquire any interest whatsoever in any person or permit any loans or advances for such purposes, with certain exceptions; (vii) enter into any transaction with any person affiliated with the Company or any of its subsidiaries, with certain exceptions; (viii) without the prior written consent of the Reporting Person, issue any securities of the Company, with certain exceptions; (ix) make a material change in the nature of its business as carried on at June 5, 2002;
(x) amend its certificate of incorporation or bylaws or other constitutive documents in a manner which could impair the rights and remedies of the Reporting Person under the June Note or the ability of the Company to perform its obligations under the June Note; (xi) make any change in accounting policies or reporting practices, with certain exceptions; (xii) prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof or make any payment in violation of any subordination terms of any indebtedness, with certain exceptions; (xiii) enter into or suffer to exist any agreement prohibiting or conditioning the creation or assumption of any lien upon any of its property or assets, with certain exceptions; (xiv) become a partner or member in any general or limited partnership or joint venture, with certain exceptions; (xv) organize or invest in any new subsidiary, with certain exceptions; and (xvi) enter into or suffer to exist any agreement or arrangement limiting the ability of any of its subsidiaries to declare or pay dividends or other distributions in respect of its equity interests or repay or prepay indebtedness owed to, make loans or advances to, or otherwise transfer assets to or invest in the Company or any of its subsidiaries, except the June Note.

      Additionally, the Company must obtain the prior written consent of the Reporting Person before taking the following actions: (i) committing any new capital expenditures in a manner inconsistent with a budget specified by management; and (ii) settling any material litigation against the Company, including the stockholders' class action suits currently pending against the Company.

                           SCHEDULE 13D (Amendment 2)

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CUSIP No. 420323 20 6                                          Page 6 of 7 Pages
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Item 7. Material to be Filed as Exhibits.

1. Warrant Agreement, dated May 1, 2002, by and between Emex Corporation and Thorn Tree Resources LLC.

2. Amended and Restated Secured Grid Accretion Note, effective as of June 4, 2002, issued by Emex Corporation in favor of Thorn Tree Resources LLC.

3. Amended and Restated General Security Agreement, dated as of June 4, 2002, between Emex Corporation and Thorn Tree Resources LLC.

4. Warrant Agreement, dated as of June 4, 2002, by and between Emex Corporation and Thorn Tree Resources LLC.

                           SCHEDULE 13D (Amendment 2)

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CUSIP No. 420323 20 6                                          Page 7 of 7 Pages
---------------------                                          -----------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2002


                                 Thorn Tree Resources LLC



                                 By: /s/ David H. Peipers
                                     --------------------
                                     Name: David H. Peipers
                                     Title: Manager